                         WINDSOR COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                 FOR THE QUARTER ENDED MARCH 31, 1999



                               CONTENTS

                                                                 Page

     Statements of Income and Retained Earnings                     1

     Balance Sheets                                                2-3

     Information Concerning Mine Operations and
       Capital Improvements                                         4

     Calculation of Cost of Capital and
       Statement of Cost of Commercial Coal Sold and Shipped        5

     Statement of Cost of Operation                                 6

     Analysis of Mining Plant in Service                            7

     Calculation of Allowed Cost of Capital -
       Effective April 1, 1999                                      8

                         WINDSOR COAL COMPANY
                          STATEMENT OF INCOME
                 FOR THE QUARTER ENDED MARCH 31, 1999
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $32,326

COST OF OPERATION                                           32,587

OPERATING LOSS                                                (261)

NONOPERATING INCOME                                            129

LOSS BEFORE FEDERAL INCOME TAXES                              (132)

FEDERAL INCOME TAX CREDIT                                      137

NET INCOME                                                 $     5



                    STATEMENT OF RETAINED EARNINGS
                 FOR THE QUARTER ENDED MARCH 31, 1999
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                               $15

NET INCOME                                                     5

BALANCE AT END OF PERIOD                                     $20


The common stock of the Company is wholly owned by Ohio Power Company.

                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                           March 31,
                                                             1999
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                   $47,195
  Construction Work in Progress                                   4
         Total Mining Plant                                  47,199
  Accumulated Depreciation and Amortization                  32,331

         NET MINING PLANT                                    14,868

CURRENT ASSETS:
  Cash and Cash Equivalents                                  11,948
  Accounts Receivable:
    General                                                   3,734
    Affiliated Companies                                     12,807
  Coal                                                           32
  Materials and Supplies                                      3,682
  Other                                                         258

         TOTAL CURRENT ASSETS                                32,461

DEFERRED INCOME TAXES                                        10,390

DEFERRED CHARGES                                                276

           TOTAL                                            $57,995

                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)

                                                          March 31,
                                                            1999
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock  - Par Value $0.10:
    Authorized  - 5,000 Shares
    Outstanding - 4,064 Shares                             $  -
  Paid-in Capital                                             -
  Retained Earnings                                             20

         TOTAL SHAREHOLDER'S EQUITY                             20

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions       10,616
  Operating Reserves                                        15,973

         TOTAL OTHER NONCURRENT LIABILITIES                 26,589

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                  2,831
    Affiliated Companies                                     4,104
  Taxes Accrued                                              1,871
  Accrued Vacation Pay                                       1,199
  Workers' Compensation Claims                               1,992
  Other                                                      1,241

         TOTAL CURRENT LIABILITIES                          13,238

REGULATORY LIABILITIES                                      18,148

           TOTAL                                           $57,995

                         WINDSOR COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                 FOR THE QUARTER ENDED MARCH 31, 1999

     In March 1999 the Company bought out all its leases for $8.5 million. After taking into account amounts previously provided for the lease buyouts, the Company recorded $5.5 million as a mining plant asset. Certain of the leases terminated were the result of sale/lease transactions not accounted for as a sale and a leaseback but rather subject to special lease accounting treatment in accordance with SFAS No. 98 whereby the leases were accounted for under the financing method. As a result of the lease buyout finance obligations totaling $7.1 million were redeemed.

                         WINDSOR COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                 FOR THE QUARTER ENDED MARCH 31, 19998
                    (in thousands, except as noted)
                                                                                                        January
                                                                                                        through
                                                                                                         March
                                                                                                          1999
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                $   -
            Paid-in Capital (excluding item D)                                                              -
            Excess of Acquisition Cost Over Net Book Value                                                   172
                                                                                                             172
       B. Rate of Return Allowable per HCAR No. 26573:
            10.51% per annum, 2.6275% per quarter                                                        .026275

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $      5
            2. Year-to-Date                                                                              $      5

       D. Net Income per Statement of Income                                                             $      5
            Add: Interest Charges                                                                            -
            Less: Nonoperating Income                                                                         129

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $   (124)
            2. Year-to-Date                                                                              $   (124)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $ 32,450

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                               (124)

       C. Cost Applicable to Current Quarter Coal Billings                                                 32,326
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    3,915
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 28,411

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                231,316

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                          $122.82

(a)  As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statement of Income.

                         WINDSOR COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                 FOR THE QUARTER ENDED MARCH 31, 1999


                                                       (in thousands)

Direct Labor-UMW*                                          $   770
Indirect Labor-UMW*                                          1,919
Benefits-UMW*                                                2,087
Salaries and Benefits-Nonunion                               1,699
Operating Supplies                                           1,184
Repair Parts and Materials                                   2,204
Electricity and Other Utilities                                 37
Outside Services-Maintenance, Haulage and Reclamation          947
Taxes Other Than Federal Income Taxes**                      1,394
Rental of Equipment                                            896
Depreciation, Depletion and Amortization                     1,099
Royalties                                                      699
Reclamation                                                    714
Mining Cost Normalization***                                12,708
Other Production Costs                                       4,211

Subtotal                                                    32,568

Transfers of Production Costs (to)/from Coal Inventory          19

          Total                                            $32,587

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

                         WINDSOR COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                              March 31, 1999
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   633    $  -       $   633

Mining Structures and Equipment       35,625     24,680     10,945

Coal Interests (net of depletion)        896       -           896

Mine Development Costs                10,041      7,651      2,390

    Total Mining Plant
      in Service                     $47,195    $32,331    $14,864

         OHIO POWER COMPANY'S (OPCo's) ACTIVE COAL MINES
      CENTRAL OHIO COAL COMPANY; SOUTHERN OHIO COAL - MEIGS;
                     AND WINDSOR COAL COMPANY
      ALLOWED AFTER-TAX COMPOSITE COST-OF-CAPITAL IS 10.43%
                         EFFECTIVE 4-1-99


THE 10.43% IS OPCo's WEIGHTED AVERAGE COST-OF-CAPITAL AND WAS
CALCULATED AS FOLLOWS:


             CAPITALIZATION                          AFTER-TAX
               @12/31/98    PERCENT   EFFECTIVE      WEIGHTED
COMPONENT         (000)     OF TOTAL     COST      RATE OF RETURN


Long-term Debt $  993,647(a)  41.92%     7.38%(c)       3.09%

Preferred Stock    29,220      1.23%     5.00%(c)       0.06%

Common Stock    1,347,681(b)  56.85%    12.81%(d)       7.28%

Total          $2,370,548    100.00%                   10.43%*


Authorization: HCAR 35-26573 dated 9-13-96
(SEC File No. 70-8611).



(a) Includes long-term debt due in one year and is net of unamortized debt premium and discount, unamortized debt expense and unamortized loss on reacquired debt.

(b) Common equity includes premium on preferred stock and excludes undistributed subsidiary earnings.

(c)   Embedded cost at 12/31/98.

(d) No more than the rate allowed by the PUCO in a retail rate proceeding involving OPCo and settled in 1995.


 * Rate will be applied for billing purposes to the twelve month period commencing April 1, 1999.